Exhibit 99.3

PRESS RELEASE

ERYTECH Announces the Availability of the Documents for its Annual General Meeting to be held on June 21, 2019

Lyon (France), May 31, 2019 - ERYTECH Pharma (Euronext Paris: ERYP – Nasdaq: ERYP), a clinical-stage biopharmaceutical company developing innovative therapies by encapsulating drug substances inside red blood cells, today announced that the availability of the documents for its Annual General Meeting to be held on June 21, 2019.

ERYTECH’s shareholders are hereby informed of the Annual General Meeting which will take place on June 21, 2019 at 09:30am CET at the Centre Edouard VII, 23 Rue Édouard VII, 75009 Paris (FRANCE).

The meeting and convening notice (l’avis de réunion valant convocation) containing the detailed agenda, draft resolutions as well as instructions to participate and vote for the Annual General Meeting was published in the French official legal announcement publication “Bulletin des Annonces Légales Obligatoires” (BALO) N°59 of May 17, 2019 and in “l’ESSOR” n# ES173392 on May 31, 2019.

Pursuant to applicable French laws and regulations, the preparatory documents and information for the Annual General Meeting are available and posted on the Company’s website www.erytech.com, under the section « Investors / Shareholders Meeting / General Meeting 2019 ».

About ERYTECH: www.erytech.com

ERYTECH is a clinical-stage biopharmaceutical company developing innovative red blood cell-based therapeutics for severe forms of cancer and orphan diseases. Leveraging its proprietary ERYCAPS platform, which uses a novel technology to encapsulate drug substances inside red blood cells, ERYTECH is developing a pipeline of product candidates for patients with high unmet medical needs.

ERYTECH’s primary focus is on the development of product candidates that target the altered metabolism of cancer cells by depriving them of amino acids necessary for their growth and survival. The Company’s lead product candidate, eryaspase, which consists of L-asparaginase encapsulated inside donor-derived red blood cells, targets the cancer cell’s altered asparagine and glutamine metabolism. Eryaspase is in Phase 3 clinical development for the treatment of second-line pancreatic cancer and in Phase 2 for the treatment of triple-negative breast cancer. ERYTECH is also developing erymethionase, which consists of methionine-gamma-lyase encapsulated in red blood cells to target methionine-dependent cancers.

ERYTECH produces product candidates at its GMP-approved manufacturing site in Lyon, France, and at the American Red Cross in Philadelphia, USA. A large-scale GMP manufacturing facility has recently completed construction in Princeton, New Jersey, USA.

ERYTECH is listed on the Nasdaq Global Select Market in the United States (ticker: ERYP) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: ERYP). ERYTECH is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.

CONTACTS

ERYTECH Eric Soyer CFO & COO	NewCap Mathilde Bohin / Louis-Victor Delouvrier Investor relations Nicolas Merigeau Media relations
+33 4 78 74 44 38 investors@erytech.com	+33 1 44 71 98 52 erytech@newcap.eu

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